Exhibit 99.1



PRESS RELEASE - FOR IMMEDIATE USE OCTOBER 05, 2006

PRESS CONTACTS:
In Japan                                     In the U.S.
Diane Foley                                  Kosuke Yamauchi
81-3-3798-6511                               212-326-2504
d-foley@ax.jp.nec.com                        k-yamauchi@ce.jp.nec.com


               NEC RECEIVES STAFF DETERMINATION LETTER FROM NASDAQ

TOKYO, OCTOBER 5, 2006 ---- NEC Corporation ("NEC") announced that it received a Staff Determination letter on October 2, 2006 from The Nasdaq Stock Market ("NASDAQ") indicating that as NASDAQ has not received NEC's annual report on Form 20-F for the fiscal year ended March 31, 2006 (the "2006 Form 20-F"), NEC fails to comply with the filing requirement for continued listing set forth in NASDAQ Marketplace Rule 4320(e)(12), and that NEC's American Depositary Shares ("ADSs") are, therefore, subject to delisting from The Nasdaq Global Select Market. NEC intends to request a hearing before a Nasdaq Listing Qualifications Panel (the "Panel") to review the Staff Determination. NEC's ADSs will remain listed pending the issuance of a Panel decision. There can be no assurance the Panel will grant NEC's request for continued listing.

Previously, NEC notified that it would delay the filing of its 2006 Form 20-F with the U.S. Securities and Exchange Commission. The delay in the filing of the 2006 Form 20-F is principally the result of the need for further analysis to support recognition of revenue from maintenance and support services provided as part of multiple element arrangements with respect to IT solutions. Specifically, NEC has been unable to gather the data necessary to complete the audit with respect to the vendor specific objective evidence of the relative fair value of maintenance and support services. This compilation and analysis must be completed in order for NEC's outside auditor to complete the audits under U.S. Public Company Accounting Oversight Board standards of NEC's consolidated financial statements as of and for the fiscal year ended March 31, 2006 and NEC's restated consolidated financial statements for prior years.

NEC is working diligently to complete and file its 2006 Form 20-F as promptly as possible.

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CAUTIONARY STATEMENTS:

THIS MATERIAL CONTAINS FORWARD-LOOKING STATEMENTS PERTAINING TO STRATEGIES, FINANCIAL TARGETS, TECHNOLOGY, PRODUCTS AND SERVICES, AND BUSINESS PERFORMANCE OF NEC CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY "NEC"). WRITTEN FORWARD-LOOKING STATEMENTS MAY APPEAR IN

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OTHER DOCUMENTS THAT NEC FILES WITH STOCK EXCHANGES OR REGULATORY AUTHORITIES,
SUCH AS THE U.S. SECURITIES AND EXCHANGE COMMISSION, AND IN REPORTS TO SHAREHOLDERS AND OTHER COMMUNICATIONS. THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 CONTAINS, AND OTHER APPLICABLE LAWS MAY CONTAIN, A SAFE-HARBOR FOR FORWARD-LOOKING STATEMENTS, ON WHICH NEC RELIES IN MAKING THESE DISCLOSURES. SOME OF THE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "INTENDS," "PLANS," "ESTIMATES," "AIMS," OR "ANTICIPATES," OR THE NEGATIVE OF THOSE WORDS, OR OTHER COMPARABLE WORDS OR PHRASES. YOU CAN ALSO IDENTIFY FORWARD-LOOKING STATEMENTS BY DISCUSSIONS OF STRATEGY, BELIEFS, PLANS, TARGETS, OR INTENTIONS. FORWARD-LOOKING STATEMENTS NECESSARILY DEPEND ON CURRENTLY AVAILABLE ASSUMPTIONS, DATA, OR METHODS THAT MAY BE INCORRECT OR IMPRECISE AND NEC MAY NOT BE ABLE TO REALIZE THE RESULTS EXPECTED BY THEM. YOU SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH REFLECT NEC'S ANALYSIS AND EXPECTATIONS ONLY. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE INHERENT RISKS AND UNCERTAINTIES. A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH STATEMENTS INCLUDE (I) GLOBAL ECONOMIC CONDITIONS AND GENERAL ECONOMIC CONDITIONS IN NEC'S MARKETS, (II) FLUCTUATING DEMAND FOR, AND COMPETITIVE PRICING PRESSURE ON, NEC'S PRODUCTS AND SERVICES, (III) NEC'S ABILITY TO CONTINUE TO WIN ACCEPTANCE OF NEC'S PRODUCTS AND SERVICES IN HIGHLY COMPETITIVE MARKETS, (IV) NEC'S ABILITY TO EXPAND INTO FOREIGN MARKETS, SUCH AS CHINA, (V) REGULATORY CHANGE AND UNCERTAINTY AND POTENTIAL LEGAL LIABILITY RELATING TO NEC'S BUSINESS AND OPERATIONS, (VI) NEC'S ABILITY TO RESTRUCTURE, OR OTHERWISE ADJUST, ITS OPERATIONS TO REFLECT CHANGING MARKET CONDITIONS, AND (VII) MOVEMENT OF CURRENCY EXCHANGE RATES, PARTICULARLY THE RATE BETWEEN THE YEN AND THE U.S. DOLLAR. ANY FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. NEW RISKS AND UNCERTAINTIES COME UP FROM TIME TO TIME, AND IT IS IMPOSSIBLE FOR NEC TO PREDICT THESE EVENTS OR HOW THEY MAY AFFECT NEC. NEC DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY OF THE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.


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